ISSUER FREE WRITING PROSPECTUS NO. 324AB/A†

Filed Pursuant to Rule 433

Registration Statement No. 333-137902

Dated February 29, 2008

Return Optimization Securities

Enhanced Return Strategies for Moderate–Return Environments

Deutsche Bank AG $• Securities linked to the S&P 500® Index due on or about September 30, 2009

Deutsche Bank AG $• Securities linked to the S&P 500® Index due on or about April 1, 2009

Investment Description

Return Optimization Securities (“ROS”) are securities issued by Deutsche Bank AG with returns linked to the performance of an index. ROS are designed to enhance index returns in a moderate-return environment – meaning an environment in which stocks generally experience moderate appreciation. If the applicable Index Return is positive, at maturity you will receive your initial investment plus three (3) times the Index Return, up to the applicable Maximum Gain, providing you with an opportunity to outperform the index. If the Index Return is negative, at maturity you will receive your initial investment as reduced by that negative Index Return and may receive nothing. Investing in ROS is subject to significant risks, including potential loss of your initial investment, limited appreciation at maturity and Deutsche Bank AG’s credit risk.

Features

❑	Potential to enhance returns in a moderate return environment.

❑	3x leverage up to the applicable Maximum Gain on the ROS with 1-to-1 downside exposure at maturity

❑	Your choice of different maturity dates to meet your portfolio needs

Key Dates1

Trade Date	March 26, 2008

Settlement Date[2]	March 31, 2008

Final Valuation Date[2]	September 25, 2009 (18 months) or March 27, 2009 (12 months)

Maturity Date[3]	September 30, 2009 (18 months) or April 1, 2009 (12 months)

1 The ROS are expected to price on or about March 26, 2008 and settle on or about March 31, 2008. In the event that we make any changes to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed to ensure that the stated term of the ROS remains the same.

2 Subject to postponement in the event of a market disruption event and as described under “General Terms of the ROS—Market Disruption Event” in the accompanying product supplement.

3 In the event the Final Valuation Date is postponed due to a market disruption event, the Maturity Date will be the third business day after the Final Valuation date as postponed.

Security Offerings

There are two separate offerings of Return Optimization Securities. The ROS in each offering are linked to the S&P 500® Index (the “Index”) with different maturity dates. The indicative Maximum Gain for ROS in each offering, as well as the maximum payment at maturity are listed below. The actual Maximum Gain for ROS in each offering will be set on the Trade Date, which is expected to be on or about March 26, 2008.

Offering	Index Symbol[1]	Maximum Gain[2]	Multiplier	Maximum Payment at Maturity per $10.00 ROS[3]	CUSIP	ISIN
ROS Linked to the S&P 500® Index (18 months)	SPX	23.50% to 26.50%	3x	$12.35 to $12.65	25154H 68 1	US25154H6817

ROS Linked to the S&P 500® Index (12 months)	SPX	17.00% to 20.00%	3x	$11.70 to $12.00	25154H 65 7	US25154H6577

1 Bloomberg L.P.

2 Actual Maximum Gain will be set on the Trade Date for each offering of ROS.

3 Numbers have been rounded for ease of analysis.

† This amended and restated free writing prospectus supersedes free writing prospectus no. 324AB in its entirety. We refer to this amended and restated free writing prospectus as “free writing prospectus.”

See “Additional Terms Specific to the ROS” in this free writing prospectus. The ROS will have the terms specified in the prospectus dated October 10, 2006, the prospectus supplement dated November 13, 2006, product supplement AB dated December 31, 2007, underlying supplement no. 13 dated December 31, 2007 and this free writing prospectus. See “Key Risks” in this free writing prospectus and “Risk Factors” in the accompanying product supplement AB for risks related to investing in the ROS.

Deutsche Bank AG has filed a registration statement (including the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006, product supplement AB dated December 31, 2007 and underlying supplement no. 13 dated December 31, 2007) with the Securities and Exchange Commission, or SEC, for the offerings to which this free writing prospectus relates. Before you invest in any ROS offered hereby, you should read these documents and any other documents relating to these offerings that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and these offerings. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Our Central Index Key, or CIK, on the SEC website is 0001159508. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, underlying supplement and this free writing prospectus if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase ROS at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, ROS prior to their issuance. We will notify you in the event of any changes to the terms of the ROS, and you will be asked to accept such changes in connection with your purchase of any ROS. You may also choose to reject such changes, in which case we may reject your offer to purchase ROS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of ROS or passed upon the accuracy or the adequacy of this free writing prospectus, the accompanying prospectus, the prospectus supplement, product supplement AB and underlying supplement no. 13. Any representation to the contrary is a criminal offense. ROS are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Offering of Securities	Price to Public	Discounts and Commissions(1)	Proceeds to Us
Securities Linked to the S&P 500® Index (18 months)

Per Security	$10.00	$0.175	$9.825

Total

Securities Linked to the S&P 500® Index (12 months)

Per Security	$10.00	$0.125	$9.875

Total

(1) For more detailed information about discounts and commissions, please see “Supplemental Underwriting Information” on the last page of this free writing prospectus.

UBS Financial Services Inc.	Deutsche Bank Securities

Additional Terms Specific to the ROS

You should read this free writing prospectus, together with the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006 relating to our Series A global notes of which the ROS are a part, and the more detailed information contained in product supplement AB dated December 31, 2007 and underlying supplement no. 13 dated December 31, 2007. This free writing prospectus supersedes free writing prospectus no. 324AB in its entirety. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

♦	Underlying supplement No. 13 dated December 31, 2007:

http://www.sec.gov/Archives/edgar/data/1159508/000119312507273398/d424b21.pdf

♦	Product supplement AB dated December 31, 2007:

http://www.sec.gov/Archives/edgar/data/1159508/000119312507273393/d424b21.pdf

♦	Prospectus supplement dated November 13, 2006:

http://www.sec.gov/Archives/edgar/data/1159508/000119312506233129/d424b3.htm

♦	Prospectus dated October 10, 2006:

http://www.sec.gov/Archives/edgar/data/1159508/000095012306012432/u50845fv3asr.htm

References to “Deutsche Bank AG,” “we,” “our” and “us” refer to Deutsche Bank AG, including, as the context requires, acting through one of its branches. In this free writing prospectus, “ROS” refers to each offering of Return Optimization Securities with Partial Protection that are offered hereby, unless the context otherwise requires. This free writing prospectus, together with the documents listed above, contains the terms of the ROS and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Key Risks” in this free writing prospectus and “Risk Factors” in the accompanying product supplement, as the ROS involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the ROS.

Investor Suitability

The ROS of one or more offerings may be suitable for you if:

♦

You believe that the Index will appreciate moderately—meaning that you believe such index will appreciate over the term of the ROS, although such appreciation is unlikely to exceed the indicative Maximum Gain at maturity applicable to such offering.

♦	You are willing to make an investment that is exposed to the full downside performance risk of the Index.

♦	You are willing to forgo dividends paid on the stocks included in the Index.

♦	You do not seek current income from this investment.

♦	You are willing and able to hold the ROS to maturity.

♦	You are willing to invest in securities for which there may be little or no secondary market.

The ROS of any offering may not be suitable for you if:

♦	You do not believe the Index will appreciate over the term of the ROS, or you believe the Index will appreciate by more than the indicative Maximum Gain at maturity applicable to such offering.

♦	You are unwilling to make an investment that is exposed to the full downside performance risk of the Index and is not principal protected.

♦	You seek an investment that is exposed to the full potential appreciation of the Index, without a cap on participation.

♦	You prefer to receive the dividends paid on any stocks included in the Index.

♦	You seek current income from this investment.

♦	You are unable or unwilling to hold the ROS to maturity.

♦	You seek an investment for which there will be an active secondary market.

Common Terms for Each Offering of ROS

Issuer	Deutsche Bank AG, London Branch

Issue Price	$10.00 per ROS

Term	18 months or 12 months

Payment at Maturity (per $10.00)

If the product of the Index Return and

the Multiplier is equal to or greater than the Maximum Gain,

you will receive:

$10.00 + ($10.00 x Maximum Gain)

If the Index Return is positive and the product of the Index Return and the Multiplier is less than the Maximum Gain,

you will receive:

$10.00 + ($10.00 x Multiplier x Index Return)

If the Index Return is zero or negative,

you will receive:

$10.00 + ($10.00 x Index Return)

In this case, you may lose all or a substantial portion of your initial investment.

Index Return	Index Ending Level – Index Starting Level Index Starting Level

Index Starting Level	The closing level of the Index on the Trade Date.

Index Ending Level	The closing level of the Index on the applicable Final Valuation Date.

The performance of ROS in each offering will depend on the performance of the Index.

Specific Terms for Each Offering of ROS

	Multiplier	Maximum Gain*
ROS Linked to the S&P 500® Index (18 months)	3	23.50% to 26.50%

ROS Linked to the S&P 500® Index (12 months)	3	17.00% to 20.00%

* To be set on the Trade Date

Determining Payment at Maturity for Each Offering Per $10.00 ROS

The percentage change from the Index Starting Level to the Index Ending Level
You will receive your initial investment plus an amount based on the Maximum Gain, equal to the applicable maximum payment at maturity, calculated as follows: $10.00 + ($10.00 x Maximum Gain)

You will receive your initial investment plus an amount based on a multiple of the Index Return up to the applicable maximum payment at maturity, calculated as follows:

$10.00 + ($10.00 x Multiplier x Index Return)

You will receive your initial investment reduced by the Index Return, calculated as follows:

$10.00 + ($10.00 x Index Return)

In this scenario, you could lose some or all of your initial investment depending on how much the Index declines.

What are the tax consequences of the ROS?

You should review carefully the section in the accompanying product supplement entitled “Certain U.S. Federal Income Tax Consequences.” Subject to the limitations described therein, although the tax consequences of an investment in the ROS are uncertain, we believe it is reasonable to treat the ROS as prepaid financial contracts for U.S. federal income tax purposes. Based on current law, under this treatment you should not be required to recognize taxable income prior to the maturity of your ROS, except pursuant to a sale or exchange, and your gain or loss on the ROS should be long-term capital gain or loss if you hold the ROS for more than one year. If, however, the Internal Revenue Service (the “IRS”) were successful in asserting an alternative treatment for the ROS, the timing and/or character of income on the ROS might differ materially and adversely from the description herein. We do not plan to request a ruling from the IRS, and no assurance can be given that the IRS or a court will agree with the tax treatment described in this free writing prospectus and the accompanying product supplement.

On December 7, 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the ROS. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the ROS, possibly with retroactive effect. Both U.S. and non-U.S. holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the ROS, including possible alternative treatments and the issues presented by this notice.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the ROS.

For a discussion of certain German tax considerations relating to the ROS, you should refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

Neither we nor UBS provides any advice on tax matters. You should consult your tax adviser regarding all aspects of the U.S. federal tax consequences of investing in the ROS (including alternative treatments and the issues presented by the December 7, 2007 notice), as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Key Risks

An investment in any offering of ROS involves significant risks. Some of the risks that apply to an investment in the ROS offered hereby are summarized below, but we urge you to read the more detailed explanation of risks relating to the ROS generally in the “Risk Factors” section of the accompanying product supplement AB. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in any of the ROS offered hereby.

♦

No principal protection – You may lose some or all of your initial investment. The ROS do not guarantee any return of your initial investment and are fully exposed to any decline in the level of the Index (as measured by the applicable Index Return). For every 1% decline in the Index, you will lose 1% of your initial investment at maturity.

♦

No assurances of moderate-return environment – While the ROS are structured to provide enhanced returns in a moderate-return environment, we cannot assure you of the economic environment during the term or at maturity of your ROS.

♦	Maximum return – Your appreciation potential is limited to the applicable Maximum Gain even if the applicable Index Return is greater than the Maximum Gain.

♦	Credit of issuer – An investment in the ROS is subject to the credit risk of Deutsche Bank AG, and the actual and perceived creditworthiness of Deutsche Bank AG may affect the market value of the ROS.

♦

No periodic coupon payments, dividend payments or voting rights – As a holder of ROS, you will not receive periodic coupon payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of component stocks underlying the Index would have.

♦	ROS not the same as the Index – Owning the ROS is not the same as owning the stocks composing the Index or a security directly linked to the performance of the Index.

♦	Limited liquidity – The ROS offered hereby will not be listed and there will not be an active secondary trading market.

♦

Price prior to maturity – The market price for the ROS will be influenced by many unpredictable and interrelated factors, including the level of the Index; the volatility of the Index; the composition of the Index; the dividend rate on the stocks composing the Index and changes that affect those stocks and their issuers; the time remaining to the maturity of the ROS; interest rates in the markets; geopolitical conditions and economic, financial, political and regulatory or judicial events; and the creditworthiness of Deutsche Bank AG.

♦

Impact of fees on secondary market prices – Generally, the price of the ROS in the secondary market is likely to be lower than $10.00 per ROS on the issue date, because the issue price includes and the secondary market prices are likely to exclude commissions, hedging costs or other compensation paid with respect to the ROS.

♦

Potential Deutsche Bank AG impact on price – Trading or transactions by Deutsche Bank AG or its affiliates in the stocks composing the Index, or in futures, options, exchange-traded funds or other derivative products on the stocks comprising the Index, may adversely affect the market value of the stocks composing the Index, the level of the Index, and, therefore, the market value of the applicable offering of ROS.

♦

Potential conflict of interest – Deutsche Bank AG and its affiliates may engage in business with the issuers of the stocks composing the Index, which may present a conflict between the obligations of Deutsche Bank AG and you, as a holder of the ROS. The calculation agent, an affiliate of Deutsche Bank AG, will determine the applicable Index Return and payment at maturity based on observed levels of the Index in the market. The calculation agent can postpone the determination of the Index Return or the Maturity Date if a market disruption event occurs on the Final Valuation Date.

♦

Potentially inconsistent research, opinions or recommendations by Deutsche Bank AG and UBS AG – Deutsche Bank AG, UBS AG or any of their affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding a particular offering of ROS. Any such research, opinions or recommendations could affect the value of the Index or the stocks included in the Index, and therefore the market value of the applicable offering of ROS.

♦

The U.S. Federal Income Tax Consequences of an Investment in a Security are Unclear – There is no direct legal authority regarding the proper U.S. federal income tax treatment of the ROS, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the ROS are uncertain, and no assurance can be given that the IRS or a court will agree with the treatment described herein. If the IRS were successful in asserting an alternative treatment for the ROS, the timing and/or character of income thereon might differ materially and adversely from the description herein. In addition, on December 7, 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the ROS. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the ROS, possibly with retroactive effect. Both U.S. and non-U.S. holders should review carefully the section of the accompanying product supplement entitled “Certain U.S. Federal Income Tax Consequences” and consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the ROS (including alternative treatments and the issues presented by the December 7, 2007 notice), as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

ROS Linked to S&P 500® Index

The S&P 500® Index is published by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. As discussed more fully in underlying supplement no. 13 under the heading “The S&P 500® Index,” the S&P 500® Index is intended to provide an indication of the pattern of common stock price movement. The calculation of the value of the S&P 500® Index is based on the relative value of the aggregate market value of the common stock of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. Ten main groups of companies compose the S&P 500® Index, with the percentage of companies included in each group as of February 26, 2008 indicated below: Consumer Discretionary (8.48%); Consumer Staples (10.23%); Energy (12.86%); Financials (17.64%); Health Care (11.97%); Industrials (11.51%); Information Technology (16.73%); Materials (3.33%); Telecommunications Services (3.62%); and Utilities (3.62%).

You can obtain the level of the S&P 500® Index at any time from the Bloomberg Financial Market page “SPX <Index><GO>” or from the S&P website at www.standardandpoors.com .

Information contained in the S&P website referenced above is not incorporated by reference herein.

The graph below illustrates the performance of the S&P 500® Index from January 1, 1998 to February 27, 2008. The historical levels of the S&P 500® Index should not be taken as an indication of future performance.

Source – Bloomberg L.P.

The closing level of the S&P 500® Index on February 27, 2008 was 1,380.02.

The information on the S&P 500® Index provided in this free writing prospectus should be read together with the discussion under the heading “The S&P 500® Index” in underlying supplement no. 13.

Scenario Analysis and Examples at Maturity (18 month ROS)

The following scenario analyses and examples assume a Maximum Gain of 25.00% and a range of performance for the S&P 500® Index from +40% to -40%. The actual Maximum Gain for each offering will be set on the Trade Date.

Example 1 – On the Final Valuation Date, the S&P 500® Index closes 3% above the Index Starting Level. Since the Index Return is 3%, you will receive three times the Index Return, or a 9% total return, and the payment at maturity per $10.00 ROS will be calculated as follows: $10.00 + ($10.00 x (3 x 3%)) = $10.00 + $0.90 = $10.90.

Example 2 – On the Final Valuation Date, the S&P 500® Index closes 20% above the Index Starting Level. Since three times the Index return of 20% is more than the Maximum Gain of 25.00%, you will receive the Maximum Gain of 25.00%, or $12.50 per $10.00 ROS.

Example 4 – On the Final Valuation Date, the S&P 500® Index closes 20% below the Index Starting Level. Since the Index Return is -20%, your investment will be fully exposed to the decline of the S&P 500® Index and your payment at maturity per $10.00 ROS will be calculated as follows: $10.00 + ($10.00 x (-20%)) = $10.00 - $2.00 = $8.00.

Scenario Analysis and Examples at Maturity (12 month ROS)

The following scenario analyses and examples assume a Maximum Gain of 18.50% and a range of performance for the S&P 500® Index from +40% to -40%. The actual Maximum Gain for each offering will be set on the Trade Date.

Example 1 – On the Final Valuation Date, the S&P 500® Index closes 3% above the Index Starting Level. Since the Index Return is 3%, you will receive three times the Index Return, or a 9% total return, and the payment at maturity per $10.00 ROS will be calculated as follows: $10.00 + ($10.00 x (3 x 3%)) = $10.00 + $0.90 = $10.90.

Example 2 – On the Final Valuation Date, the S&P 500® Index closes 20% above the Index Starting Level. Since three times the Index return of 20% is more than the Maximum Gain of 18.50%, you will receive the Maximum Gain of 18.50%, or $11.85 per $10.00 ROS.

Example 4 – On the Final Valuation Date, the S&P 500® Index closes 20% below the Index Starting Level. Since the Index Return is -20%, your investment will be fully exposed to the decline of the S&P 500® Index and your payment at maturity per $10.00 ROS will be calculated as follows: $10.00 + ($10.00 x (-20%)) = $10.00 - $2.00 = $8.00.

Supplemental Plan of Distribution

UBS Financial Services Inc. and its affiliates, and Deutsche Bank Securities Inc., acting as agents for Deutsche Bank AG, will receive or allow as a concession or reallowance to other dealers discounts and commissions of $0.175 per $10.00 18 month ROS and $0.125 per $10.00 12 month ROS. We have agreed that UBS Financial Services Inc. may sell all or part of the ROS that it purchases from us to its affiliates at the price to the public indicated on the cover of this free writing prospectus minus a concession not to exceed the discounts and commissions indicated on the cover. See “Underwriting” in the accompanying product supplement.